UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Amendment No.1)
                    Under the Securities Exchange Act of 1934


                                NANOSENSORS, INC.
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                    63008X107
                                 (CUSIP Number)


                                  ROBERT SEGUSO
                           c/o Elliot H. Lutzker, Esq.
                               Robinson & Cole LLP
                 885 Third Avenue, New York, New York 10022-4834
                                 (212) 451-2900
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                December 20, 2005
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008X107

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1)    Name of Reporting Person - I.R.S. Identification No. of person
      (entities only).

      Robert Seguso
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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

      NA
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5)    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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6)    Citizenship or Place of Organization

      U.S.A.
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NUMBER             7)    Sole Voting Power
OF SHARES
BENEFICIALLY             1,075,873
OWNED BY           -------------------------------------------------------------
EACH               8)    Shared Voting Power
REPORTING
PERSON                   0
WITH               -------------------------------------------------------------
                   9)    Sole Dispositive Power

                         1,075,873
                   -------------------------------------------------------------
                   10)   Shared Dispositive Power

                         0
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,075,873
--------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)

      5.2%
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14)   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed to amend the following Items of the statement on Schedule 13D originally filed on this date by Robert Seguso (the "Existing Schedule 13D"). Except as specifically indicated in this Amendment No. 1, the information contained in the Existing
Schedule 13D, remains unchanged and all capitalized terms used but not defined herein have the meanings set forth in the Existing Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration

      Not Applicable.

Item 4.    Purpose of Transaction

      As more fully described in Item 5, on December 20, 2005, the Reporting Person sold 725,000 shares of Common Stock and 725,000 Class A Warrants in private transactions pursuant to the Company's prospectus dated January 12, 2005. Between January 9 and January 11, 2006, the Reporting Person sold an additional 24,127 shares of Common Stock in the open market. The Reporting Person sold these shares of Common Stock and securities convertible into shares of Common Stock for general investment purposes.

      Except as otherwise set forth in this Item 4, the Reporting Person does not have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g)   changes  in the  Issuer's  charter,  bylaws or  instruments  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or
(j)   any action similar to any of those enumerated above.

      The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.    Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 1,075,873 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 5.2% of the issued and outstanding shares of Issuer's Common Stock based on the number of shares of Issuer's Common Stock outstanding as of November 23, 2005 and giving effect to the exercise of the presently exercisable warrants held by Reporting Person.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer. The Reporting Person currently beneficially owns the securities of the Issuer as follows:

      (i)   550,873 shares of Common Stock; and
      (ii) Class A Warrants to purchase 525,000 shares of Common stock exercisable at a price of $0.30 per share.

(c) As noted in Item 4, on December 20, 2005, the Reporting Person sold 725,000 shares of Common Stock and 725,000 Class A Warrants in private transactions pursuant to the Company's prospectus dated January 12, 2005 to the following entities and persons: Tillerman Securities Ltd., Howard Bregman, Caledonia Corporate Management Group, Bollinger Media SA, Brian Hebb, Nick Coon, Odett Holdings Ltd., Kimberly Mills, Whitney Farber, and Imtiaz Khan. On January 9, 2006, the Reporting Person sold 11,000 shares of Common Stock in the open market. On January 10, 2006, the Reporting Person sold an additional 11,227 shares of Common Stock in the open market. Finally, on January 11, 2006, the Reporting Person sold an additional 1,900 shares of Common Stock in the open market. The Reporting Person has not effected any other transactions in the Issuer's Common Stock during the past sixty days.

(d) To the Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person reported on herein.

(e)   Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 20, 2006

                                           By: /s/ Robert Seguso
                                              ----------------------------------
                                              Robert Seguso